Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Brushy Resources, Inc.	Delaware
Impetro Resources, LLC (1)	Delaware
Impetro Operating, LLC (1)	Delaware

(1) Wholly-owned by Brushy Resources, Inc.